[PetroAlgae Letterhead]

March 17, 2009

Mr. Kevin L. Vaughn

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 6010

Washington, DC 20549

Re:	Dover Glen, Inc.
Form 10-K for the Year Ended December 31, 2007
Filed June 18, 2008
File No. 0-24836

Dear Mr. Vaughn:

In connection with the Staff’s review of PetroAlgae Inc.’s Form 10-K for the year ended December 31, 2007 (File No. 0-24836), filed on June 18, 2008 (the “2007 Form 10-K”), and subsequent to our telephone conference of this afternoon, PetroAlgae Inc. (the “Company”) hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the 2007 Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2007 Form 10-K; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (321) 409-7407 if I can be of any further assistance.

Very truly yours,

/s/ David Szostak

David Szostak

President

cc:	David Burton Martin James (Securities and Exchange Commission) Reed Clary (PetroAlgae Inc.) Andrew J. Beck Daniel P. Raglan Julie Angell (Torys LLP)